EXHIBIT 4
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           FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - OCTOBER 2, 2003
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                     BAYTEX ENERGY TRUST ANNOUNCES INCREASE
                           TO EXCHANGEABLE SHARE RATIO

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.00000 to 1.01553. This increase will be effective on October 15, 2003.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:            September 30, 2003
Opening Exchange Ratio:                                     1.00000
Baytex Energy Trust Distribution per Unit:                  $0.15
Five-day Weighted Average Trading Price of BTE.UN
    (prior to the end of the month):                        $9.66
Increase in Exchange Ratio (xx):                            0.01553
Effective Date of the Increase in Exchange Ratio:           October 15, 2003
Exchange Ratio as of Effective Date:                        1.01553

(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P OS2 (telephone: 403-233-2801).

Baytex Energy Trust is a conventional oil and gas income trust with current daily production of approximately 37,000 barrels of oil equivalent from three core areas in western Canada. Baytex provides monthly cash distributions to unitholders based on the net available cash flow from oil and gas operations. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President and C.E.O.
Telephone: (403) 267-0715

Dan Belot, Vice President, Finance and C.F.O.
Telephone: (403) 267-0784

Toll Free Number:  1-800-524-5521
Website:  www.baytex.ab.ca